ISSUED ON BEHALF OF REED ELSEVIER PLC

16 August 2013

TOTAL VOTING RIGHTS

As at 15 August 2013, Reed Elsevier PLC’s capital consisted of 1,265,609,567 ordinary shares of 14 51/116 pence each. Reed Elsevier PLC holds 84,203,684 ordinary shares in Treasury.

Therefore, the total number of voting rights in Reed Elsevier PLC is 1,181,405,883 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in Reed Elsevier PLC under the FCA’s Disclosure and Transparency Rules.